Mail Stop 6010

								May 31, 2005


Michael Lee
Chief Executive Officer
AlphaRx, Inc.
200-168 Konrad Crescent
Markham, Ontario, Canada, L3R 9T9

	Re:	AlphaRx, Inc.
		Post-effective amendment to Form SB-2
		Filed May 19, 2005
		File No. 333-118852

Dear Mr. Lee:

	This is to advise you that we are not conducting a full review of the above post-effective amendment. However, we will fully review your Form 10-KSB for the period ended September 30, 2004. You will receive our comments for your Form 10-KSB under separate cover. All comments will need to be fully resolved before we act on a request for acceleration of the effectiveness of the post-effective amendment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	David M. Pedley and Robert E. Fleu, Esqs.
	Pedley Zielke Gordinier & Pence, PLLC
	2000 Meidinger Tower
	Louisville, Kentucky 40202
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Michael Lee
AlphaRx, Inc.
May 31, 2005
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